

August 27, 2014

<u>Via E-mail</u>
Barry Hollander
Chief Financial Officer
Cabinet Grow, Inc.
319 Clematis Street, Suite 1008
West Palm Beach, FL 33401

> **Re: Cabinet Grow, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2014**
> **File No. 333-197749**

Dear Mr. Hollander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 5

Our Company, page 5

2. Please disclose that your independent auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please similarly revise the third risk factor and caption on page 8.

Corporate Information, page 5

3. Please disclose here, if true, that your principal executive office and your chief financial officer are in Florida and briefly discuss any costs or risks that you may incur from having your principal executive office and chief financial officer at such a distance from your principal place of business and your other two executive officers.

Summary Financial Data, page 6

4. Please expand Note (1) on page 7 to provide a detailed break-out of each pro forma adjustment to cash, total assets, working capital (deficit), and total stockholders' equity (deficit) that reconciles to the amounts presented in the table.

5. Please tell us your basis under GAAP for recognizing a $1,000,000 receivable and an offsetting $1,000,000 payable for the unfunded portion of the convertible promissory note commitment.

Risk Factors, page 8

Federal regulation and enforcement may adversely affect, page 8

6. Please describe the specific risks and uncertainties of federal enforcement of the Controlled Substances Act, notwithstanding state medical cannabis laws, in light of the "Ogden Memo" and the "Cole Memo" issued by the Department of Justice in 2009 and 2011, respectively.

7. In this regard, please address the risks to your business resulting from the Supreme Court ruling that federal law may pre-empt state laws relating to marijuana, including state laws relating to medical cannabis.

8. To the extent material, please add a risk factor describing the risks if you are found to be violating the laws of jurisdictions where sale, possession, or use of medical cannabis is not permitted.

9. Please add a risk factor describing the risks to your business because of significant differences and uncertainties in various state legal and regulatory regimes among those

states that have legalized medical cannabis. In this risk factor, please also describe the risks because of local laws and ordinances that may restrict marijuana-related activities, including activities relating to medical cannabis.

We are dependent on our CEO, COO and outsourced consultants, page 11

10. In a separate risk factor please describe the risks, including risks of conflicts of interest, because your CFO and other officers and directors do not dedicate their full time to your business. We note your disclosure on pages 35 and 36.

Our Directors and Officers possess the majority of our voting power, page 11

11. Please revise this risk factor to clarify that the owners of your Class A Preferred Stock, currently your CEO and COO, will have 51% of the total votes on a number of significant stockholder matters, regardless of the actual number of shares of Class A Preferred Stock or common stock outstanding at the time. Please also clarify that the shares of Class A Preferred Stock held by your CEO and COO have been pledged to Chicago Venture Partners.

The price of the Shares offered has been arbitrarily established, page 12

12. Please revise this risk factor to clarify that the offering price may not reflect the intrinsic value of the company and it may be substantially higher than future market prices to the extent a market for your shares develops.

There are convertible notes outstanding, page 13

13. Please disclose the date the CVP note becomes convertible and the conversion price.

Use of Proceeds, page 14

14. Please clarify whether the uses of proceeds itemized in the table are in order of priority. Refer to Instruction 1 to Item 504 of Regulation S-K.

15. Please revise the use of proceeds table to deduct the $40,000 in offering expenses from the gross offering proceeds.

16. You state that you may determine to "allocate funds toward securing potential financing and business opportunities in the short term rather than to conserve funds to satisfy continuous disclosure requirements for a longer period." Please discuss the factors you will consider in determining whether to change the use of proceeds in this manner. Additionally, disclose the anticipated source of funds to be utilized for public reporting obligations in the event you determine to use the proceeds allocated for public reporting for an alternate purpose. Refer to Instruction 7 to Item 504 of Regulation S-K.

Capitalization, page 15

17. Please provide an explanation of all adjustments made in the Pro Forma column,
including but not limited to the $306,000 deferred stock compensation pro forma
adjustment.

18. We note that the three convertible promissory notes in May and June 2014 and the
additional convertible promissory note issued in June 2014 all contained conversion
prices less than your initial public offering price. Please tell us and revise to disclose
your planned accounting for these notes, including your determination of whether a
beneficial conversion feature will be recorded. If an amount will not be recorded, tell us
and disclose the specific reasons for the difference in the value of your stock from the
date of issuance of the notes to the established offering price.

Plan of Distribution, page 17

19. Refer to the second to last paragraph on page 17. Please reconcile your disclosure here
that the offering will be for nine months with your disclosure on page 18 that the offering
is open for 180 days, subject to one 90-day extension.

20. We note the statement that you intend to sell this offering through your officers and
directors, but you may use licensed broker/dealers and pay the brokers a commission for
proceeds raised. Please confirm your understanding, consistent with the undertaking
required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective
amendment to this registration statement to include any additional material information
on the plan of distribution not previously disclosed in the registration statement or any
material change to such information in the registration statement.

Terms of the Offering, page 18

21. Please tell us whether your disclosure here that the Board of Directors will vote whether
to extend the offering an additional 90 days in consistent with Exhibit 4.10, which
provides that an extension of the closing date will be at the CEO's sole discretion.

Description of the Business, page 21

Overview, page 21

22. Refer to the first and third paragraphs of this section. Please briefly explain what you
mean by the "discreet" horticultural market and a "stealthy" growing process.

23. You state here that you are a manufacturer of cabinet based horticultural systems. In the
last risk factor on page 9, you state that you may depend on contract manufacturers in the
future to produce your cabinets and other products. Please revise your business section to

Barry Hollander
Cabinet Grow, Inc.
August 27, 2014
Page 5

clarify that you currently manufacture your own products and to provide the details of any plans you have to outsource manufacturing in the future.

24. Refer to the fourth paragraph of this section. Please briefly explain why the MediCab Micro does not permit "complete autonomy so that growers can manage all stages of growth."

Customers, page 21

25. You disclose in the second risk factor on page 8 that you believe a material portion of your product sales are to medical cannabis customers. Please quantify the percentage of unit sales to medical cannabis customers and any other group constituting a material percentage of your sales.

26. Please discuss the methods you use, if any, to monitor and determine whether customers are purchasing your products for use in growing medical cannabis or for other purposes, including whether sales are restricted to persons with prescriptions for medical cannabis, to persons of a certain age, or to persons in certain states.

27. Please include a discussion of the existing market for your products as well as any additional markets or categories of customers you are targeting. Please discuss, for example, whether you target medical or recreational cannabis growers or any other specific type of customer. We note that your website does not appear to have any direct references to medical cannabis growers. Also, to the extent your business is dependent on a limited market or concentrated customer base, please include appropriate risk factor disclosure.

28. Please discuss the extent to which prospective customers may be deterred from doing business with a company with a significant nationwide online presence because of fears of federal or state enforcement of laws prohibiting possession and sale of medical or recreational marijuana. To the extent material, please add a risk factor in this regard.

Our Products, page 21

29. Please clarify whether you sell or plan to sell plant seeds as part of your line of kits and packages.

Marketing & Business Development, page 24

30. You state in the opening paragraph that you are exploring the possibility of retail stores in Denver and Seattle. Please expand your discussion of this aspect of your business strategy, including estimated costs and milestones. Please discuss the criteria you expect to utilize in evaluating whether to pursue retail expansion and why you have identified

Denver and Seattle as key markets. Please also disclose the anticipated source of funds as you do not appear to allocate net proceeds of the offering for retail expansion.

31. Please expand the discussion of each of your marketing strategies, including estimated costs and milestones. To the extent the anticipated proceeds available for each strategy varies based on the amount raised in the offering, discuss here how your plans will be adjusted accordingly.

32. Please revise to eliminate or explain industry jargon such as "SEO capabilities," "drip campaigns," and "viral potential."

Technology and Development, page 24

33. Please tell us, with a view to revised disclosure, whether you expect to have to comply with any local, state, or federal medical cannabis laws with respect to your plans to automate customer contact and reordering and to provide subscription based support and training.

Competition, page 24

34. Please provide us the basis for your belief that you have a "favorable reputation for outstanding customer service and satisfaction. . . ."

Intellectual Property, page 25

35. You state in the third paragraph on page 25 that you enter into confidentiality and non-disclosure agreements with, among other parties, some customers as you deem necessary. Please briefly explain the reasons why you would enter into confidentiality or non-disclosure agreements with customers.

Government Regulation, page 25

36. Please provide us the basis for your belief that federal or state laws do not prohibit you from selling your products to medical cannabis growers. Additionally, please disclose whether you believe there are any federal or state laws that prohibit you from selling your products to recreational cannabis growers and provide us with the basis for any such beliefs. Please also provide us with the basis for your belief that there is a "relatively low" risk that you may be deemed to be facilitating the selling or distribution of marijuana. In your response letter, please confirm to us that your statement that you do not believe that federal laws prohibit you from selling your products to medical cannabis growers includes relevant provisions of the federal Controlled Substances Act discussed in the third paragraph of this section.

37. We note that you sell products in 14 countries. Please address the government regulation and legality of sales of your product in these countries.

38. Please identify in a table those states in which you do business that have decriminalized or legalized medical cannabis and those states that have not decriminalized or legalized medical cannabis. To the extent that there are significant differences among state medical cannabis legal regimes, please summarize these differences.

39. If applicable, please disclose the extent to which the regulation of drug paraphernalia under the Controlled Substances Act is applicable to your business and the sales of your products. Please also provide us support for your statement that you are not aware of any federal or state regulation of the sale of indoor cultivation equipment to medical or recreational cannabis growers. To the extent material, please add a risk factor describing the attendant risks.

Management's Discussion and Analysis, page 26

Results of Operations, page 27

40. Please explain why you believe your sales mix shifted to more moderately priced cabinets during the fiscal year ended December 31, 2013. Please also discuss the impact shifts in sales mix have on your gross profit. Please provide a similar analysis for the most recent interim period.

Financial Statements

41. Please update your financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Exhibit Index

42. Please file complete agreements, including conformed signatures and exhibits, attachments and schedules. We note, for example, that Exhibit 4.5 does not include all of the exhibits to the agreement and a number of the exhibits you filed do not include conformed signatures.

43. We also note that you have filed certain "Form of" agreements. To the extent two or more contracts are substantially identical, you may file a copy of one such agreement and include a schedule identifying the other documents omitted and setting forth the material differences. Refer to Instruction 2 to Item 601 of Regulation S-K and please refile your agreements accordingly.

Exhibit 3.3

    44. We note that Exhibit 3.3 includes bylaws of Cabinet Grow, Inc., a California corporation. To the extent the company has adopted new bylaws now that it is a Nevada corporation, please file those bylaws as an exhibit to the registration statement.

Exhibit 23.1

    45. Please provide a currently dated consent from the independent public accountant in the amendment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Laura Anthony, Esq.